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                                                             OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                   TEFRON LTD.
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                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
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                         (Title of Class of Securities)

                          M87482 10 1 (ORDINARY SHARES)
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                                 (CUSIP Number)

                                    AVI RUIMI
                    THE FINANCIAL GROUP INVESTMENT HOUSE LTD.
                                   ALVOR TOWER
                               46 ROTHCHILD BLVD.
                             TEL AVIV, 66883, ISRAEL
                                011-972-3-5664080
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 15, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 AMENDMENT NO. 1
                                       TO
                            STATEMENT ON SCHEDULE 13D
                          PURSUANT TO RULE 13d-1 UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Amendment No. 1 to Statement on Schedule 13D with the Securities and Exchange Commission (the "Commission") with respect to the Ordinary Shares, par value NIS 1.0 per share (the "Tefron Ordinary Shares") of Tefron Ltd. (the "Issuer"). In this Amendment, the undersigned amend and restate the entire text of Items 3 and 4, and supplement the text of Item 7.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The purchases of Macpell shares made under the Macpell Purchase Agreement (described below in Item 4) have been funded as described in this paragraph. The purchase made on December 29, 1999, was in the amount of $1,750,000. The purchase made on January 31, 2000 was in the amount of $5,233,260. The purchase made on February 15, 2000 was in the amount of $6,983,260. The purchases made under the Macpell Purchase Agreement were funded substantially as follows: approximately seventy percent (70%) of the purchase price was financed through a non-recourse bank loan to Ruimi with semiannual interest payments commencing on August 15, 2000 and annual principal payments of ten percent per year commencing on February 15, 2002 with the full balance due on February 15, 2007, with a variable interest rate dependent on alternative selected (current rate for dollar loans would be approximately 7.1%), and secured by the Macpell shares; and the remaining thirty percent (30%) of the purchase price was funded through borrowings on personal credit lines of Ruimi (current interest rates of approximately 9.0% and 12.3%), and other personal funds of Ruimi.

        The source of funds for the transactions described in Item 5 part (c) was Ruimi's personal funds.


ITEM 4. PURPOSE OF TRANSACTION

        On December 28, 1999, Ruimi entered into an agreement with Arwol Holdings, Ltd. ("Arwol") providing for Ruimi to acquire shares of Macpell on three separate dates (the "Macpell Purchase Agreement"). On December 29, 1999, Ruimi acquired 454,227 shares of Macpell. Combined with the 110,286 Macpell shares acquired by Ruimi prior to December 29, 1999, Ruimi had as of December 29, 1999, a 3.6% ownership interest in Macpell. On January 31, 2000, Ruimi acquired an additional 1,539,623 shares of Macpell, giving Ruimi an aggregate 13.5% ownership interest in Macpell. On February 15, 2000, Ruimi acquired an additional 1,993,850 shares of Macpell, giving Ruimi an aggregate 26.3% ownership interest in Macpell. All of Ruimi's Macpell shares are or will be owned by Condo.



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        Under a series of agreements dated August 27, 1997, December 21, 1997,
September 4, 1998 and January 24, 2000 among Zigi Rabinowitz ("Rabinowitz"), Arye Wolfson ("Wolfson") and Tabriz Anstalt Limited NV ("Tabriz") (together, the "Tabriz Agreements"), Rabinowitz and Wolfson were granted an option to acquire 1,695,690 Tefron Ordinary Shares from Tabriz (the "Tabriz Agreement Shares"). Ruimi has entered into an agreement with Rabinowitz and Wolfson (the "Option Agreement"), pursuant to which Ruimi has an option to acquire 565,230 of the Tabriz Agreement Shares (the "Option Agreement Shares"). Ruimi has the right to acquire the Option Agreement Shares, and if he does not elect to exercise the option, he can be required to purchase the Option Agreement Shares, if the average daily closing price of Tefron Ordinary Shares on the New York Stock Exchange is at least $15.40 for the 30 to 60 day period prior to August 29, 2000.

        Macpell owns 4,388,210 Tefron Ordinary Shares, approximately 34.5% of the outstanding Tefron Ordinary Shares, and is a party to the Tefron Shareholders' Agreement (described in Item 6, below). Pursuant to that agreement, Macpell is entitled to name five members of the Issuer's board of directors (the "Macpell Directors"), which currently consists of eight persons. Ruimi and Arwol have entered into an agreement (the "Macpell Shareholders' Agreement") effective January 31, 2000, pursuant to which Ruimi has been granted the right to appoint one of the Macpell Directors. In addition, the Macpell Shareholders' Agreement provides that Ruimi can gain the right to appoint an additional member of the Issuer's board of directors if he acquires, pursuant to the Option Agreement, the Option Agreement Shares. The Macpell Shareholders' Agreement contains a right of first refusal in the event that either party wishes to sell its shares, and a tag-along right if either party finds a buyer outside of the Macpell Shareholders' Agreement who is willing to purchase the Macpell shares. It also provides that the parties to the Macpell Shareholders' Agreement shall retain their ownership of at least 50% of the Macpell shares they own as of the date the agreement was executed. The Macpell Shareholders' Agreement also provides that the vote of the holders of 75% of the Macpell shares is required for Macpell to (i) enter another line of business, (ii) merge, consolidate or dispose of its substantial assets, (iii) purchase, lease or acquire another substantial company, (iv) wind-up Macpell, (v) make decisions regarding the allotment of Macpell shares, and (vi) declare dividends. The Macpell Shareholders' Agreement specifically permits the sale of Macpell shares by Arwol to Zigi Rabinowitz or a company controlled by Zigi Rabinowitz, provided that Zigi Rabinowitz agrees to be bound by the terms and conditions of the Macpell Shareholders' Agreement.

        The purpose of the acquisition of shares of Macpell and Tefron by the Reporting Persons was for investment. Except as otherwise described herein or in
Item 6 of this Statement on Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its securities,
(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by



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any person, (h) causing a class of the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above. Although the Reporting Persons have not formulated a present plan or proposal to acquire additional shares of the Issuer or dispose of shares of the Issuer, the Reporting Persons may from time to time acquire additional securities of the Issuer or Macpell or dispose of securities of the Issuer or Macpell on terms satisfactory to such persons.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The Reporting Persons files the following exhibit with this Amendment No. 1 to the Statement on Schedule 13D dated February 15, 2000:

        Exhibit 11. Supplement to General Conditions dated as of January 30, 2000 for Avi Ruimi and Condo Overseas Inc. with respect to financing of purchases of Macpell shares.




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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     FEBRUARY 29, 2000                       /s/ AVI RUIMI
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            Date                             Avi Ruimi


                                             Omnia Business Ltd.

                                             /s/ AVI RUIMI
                                             -----------------------------------
                                             By: Avi Ruimi, Authorized Officer

                                             Condo Overseas Inc.

                                             /s/ AVI RUIMI
                                             -----------------------------------
                                             By: Avi Ruimi, Authorized Officer



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